UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Ching Tao

Name:	Ching Tao
Title:	Chief Financial Officer

Date: November 17, 2015

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE THIRD QUARTER OF 2015

SHANGHAI, CHINA — November 16, 2015 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China, today announced its unaudited financial results for the third quarter of 2015.

Starting from the fourth quarter of 2014, the Company has presented its financial results in three business segments: (i) wealth management, (ii) asset management and (iii) internet finance. To facilitate comparisons with the third quarter 2015 financial results, the Company has also presented its historical third quarter 2014 financial results organized by the aforementioned business segments.

THIRD QUARTER 2015 FINANCIAL HIGHLIGHTS

•	Net revenues in the third quarter of 2015 were US$82.6 million, a 31.4% increase from the corresponding period in 2014.

(US$ millions, except percentages)	Q3 2014	Q3 2014 Segment %	Q3 2015	Q3 2015 Segment %	YoY Change
Wealth management	48.4	77.0%	59.3	71.7%	22.4%
Asset management	13.8	22.0%	20.8	25.2%	50.6%
Internet finance	0.6	1.0%	2.5	3.0%	304.6%

Total net revenues	62.9	100.0%	82.6	100.0%	31.4%

•	Income from operations in the third quarter of 2015 was US$28.0 million, a 22.3% increase from the corresponding period in 2014.

(US$ millions, except percentages)	Q3 2014	Q3 2014 Segment %	Q3 2015	Q3 2015 Segment %	YoY Change
Wealth management	18.9	82.8%	18.5	66.1%	(2.4%)
Asset management	7.8	33.9%	15.8	56.5%	103.8%
Internet finance	(3.8)	(16.8%)	(6.3)	(22.6%)	65.1%

Income from operations	22.9	100.0%	28.0	100.0%	22.3%

•	Net income attributable to Noah shareholders in the third quarter of 2015 was US$23.9 million, a 33.7% increase from the corresponding period in 2014.

•	Non-GAAP[1] net income attributable to Noah shareholders in the third quarter of 2015 was US$26.2 million, a 34.8% increase from the corresponding period in 2014.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.

THIRD QUARTER 2015 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business provides global wealth investment and asset allocation services to high net worth individuals and enterprise clients in China.

•	The total number of registered clients as of September 30, 2015 was 88,663, consisting of 85,664 registered individual clients, 2,880 registered enterprise clients and 119 wholesale clients that have entered into cooperation agreements with the Company, a 34.2% increase since September 30, 2014.

•	The total number of active clients[2] during the third quarter of 2015 was 4,014, a 1.9% decrease from the corresponding period in 2014.

•	The aggregate value of wealth management products distributed by the Company during the third quarter of 2015 was US$4.1 billion (approximately RMB26.1 billion), a 41.8% increase from the corresponding period in 2014.

Product type	Three months ended September 30,
	2014		2015
	(RMB in billions, except percentages)
Fixed income products	9.9	53.9%	7.6	29.0%
Private equity products	1.8	9.9%	10.3	39.4%
Secondary market equity fund products	5.6	30.4%	4.1	15.6%
Other products	1.1	5.8%	4.2	16.0%

All products	18.4	100.0%	26.1	100.0%

•	The average transaction value per client[3] in the third quarter of 2015 was US$1.0 million (approximately RMB6.5 million), a 44.5% increase from the corresponding period in 2014, reflecting a change in product mix.

•	The coverage network included 130 branches and sub-branches covering 65 cities as of September 30, 2015, up from 112 branches and sub-branches covering 64 cities as of June 30, 2015, and 91 branches and sub-branches covering 60 cities as of September 30, 2014.

•	The number of relationship managers was 1,038 as of September 30, 2015, up from 775 and 953 as of September 30, 2014 and June 30, 2015, respectively.

[2]	“Active clients” refers to registered clients who purchased wealth management products distributed by Noah during the period specified.
[3]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that were purchased by active clients during the period specified.

Asset Management Business

The Company’s asset management business develops and manages financial products denominated in both Renminbi and U.S. dollar. These financial products include real estate funds and funds of funds, including private equity funds, real estate funds, hedge funds and fixed income funds.

•	The total assets under management as of September 30, 2015 were US$12.1 billion (approximately RMB77.0 billion), a 63.8% increase from September 30, 2014 and a 19.4% increase from June 30, 2015.

Product type	As of June 30, 2015		Asset Growth	Asset Expiration	As of September 30, 2015
	(RMB in billions, except percentages)
Real estate funds and real estate funds of funds	30.1	46.7%	5.2	4.6	30.7	39.9%
Private equity funds of funds	22.0	34.1%	10.1	—	32.1	41.7%
Secondary market equity funds of funds	9.2	14.3%	1.3	0.1	10.4	13.5%
Other fixed income funds of funds	3.1	4.9%	0.8	0.2	3.8	4.9%

All products	64.4	100.0%	17.4	4.9	77.0	100.0%

Internet Finance Business

The Company’s internet finance business provides financial products and services through a proprietary internet finance platform targeting white-collar professionals in China.

•	The aggregate value of financial products distributed by the Company through its internet finance platform in the third quarter of 2015 was US$358.0 million (approximately RMB2.3 billion), an 820.8% increase from the third quarter of 2014.

•	The total number of enterprise clients as of September 30, 2015 was 414, up from 40 and 354 as of September 30, 2014 and June 30, 2015, respectively.

Mr. Kenny Lam, Group President of Noah, said, “The macro environment in the third quarter was one of the most volatile in recent years. With our cautious approach to risk management and product selection, we have effectively managed this volatility and continue to deliver solid results. Our clients recognize the benefits of our commitment to long term value investing and we believe that the volatile market conditions create an opportunity for us to expand our client base even further.”

“Going forward we will continue to invest in our research, product selection and asset management capabilities, as well as technology platforms to support the sustainable growth of our business. We are pleased to see that this strategy is already bearing fruit and are confident that we will continue to cement Noah’s position as a leading wealth and asset management in China,” added Mr. Lam.

THIRD QUARTER 2015 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2015 were US$82.6 million, a 31.4% increase from the corresponding period in 2014, primarily due to increases in one-time commission revenues, recurring service fees and performance-based income.

•	Wealth Management Business

•	Net revenues from one-time commissions for the third quarter of 2015 were US$27.8 million, a 10.9% increase from the corresponding period in 2014, primarily due to an increase in the aggregate value of the wealth management products distributed by the Company.

•	Net revenues from recurring service fees for the third quarter of 2015 were US$24.8 million, a 8.3% increase from the corresponding period in 2014, mainly due to the cumulative effect of finance products previously distributed by the Company with chargeable recurring service fees, which was partially offset by the impact of lower recurring service fee rates due to a change in product mix.

•	Net revenues from performance-based income for the third quarter of 2015 were US$5.4 million, primarily consisting of performance-based income received for the positive performance of the secondary equity market fund products distributed by the Company.

•	Net revenues from other service fees for the third quarter of 2015 were US$1.3 million, compared with US$0.2 million in the corresponding period of 2014.

•	Asset Management Business

•	Net revenues from recurring service fees for the third quarter of 2015 were US$16.2 million, a 35.8% increase from the corresponding period in 2014, primarily due to the increase in assets under management by the Company, partially offset by the impact of lower management fee rates due to a change in composition of asset types under management.

•	Net revenues from performance-based income for the third quarter of 2015 were US$4.2 million, a 119.7% increase compared with the corresponding period in 2014, primarily consisting of performance-based income received for the positive performance of secondary equity market funds managed by the Company.

•	Internet Finance Business

•	Net revenues for the third quarter of 2015 were US$2.5 million, a 304.6% increase from the corresponding period in 2014, primarily because this is a new and fast growing business segment for the Company.

Operating costs and expenses

Operating costs and expenses include compensation and benefits, selling expenses, G&A expenses, other operating expenses and government subsidies. Operating cost and expenses for the third quarter of 2015 were US$54.7 million, a 36.6% increase from the corresponding period in 2014.

•	Wealth Management Business

Operating costs and expenses for the third quarter of 2015 were US$40.8 million, a 38.3% increase from the corresponding period in 2014.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the third quarter of 2015 were US$34.1 million, a 59.6% increase from the corresponding period in 2014. In the third quarter of 2015, relationship manager compensation increased by 61.8% from the corresponding period in 2014, reflecting an increase in the aggregate value of financial products distributed and an increase in commission rate to relationship managers driven by the change in product mix. Other compensation for the third quarter of 2015 increased by 56.2% from the corresponding period in 2014, primarily due to increases in both the number of back-office employees and share-based compensation.

•	Selling expenses for the third quarter of 2015 were US$9.8 million, a 76.8% increase from the corresponding period in 2014, primarily due to increased general marketing expenses resulting from an increase in the Company’s marketing efforts, as well as increased employee activities and rental fees.

•	G&A expenses for the third quarter of 2015 were US$2.9 million, a 2.5% increase from the corresponding period in 2014.

•	Other operating expenses, which include other costs incurred directly in relation to the Company’s revenues, for the third quarter of 2015 were US$1.6 million, an increase of 22.4% from the corresponding period in 2014. The increase was primarily due to the growth of other businesses within the wealth management segment.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received US$7.6 million in government subsidies in the third quarter of 2015, compared to US$1.6 million in the corresponding period of 2014.

•	Asset Management Business

Operating costs and expenses for the third quarter of 2015 were US$5.0 million, a 17.4% decrease from the corresponding period in 2014.

•	Compensation and benefits include compensation of managers of institutional client relationships, fund managers and back-office employees. Compensation and benefits for the third quarter of 2015 were US$7.9 million, a 48.2% increase from the corresponding period in 2014, primarily due to an increase in performance fee compensation to fund managers as higher performance-based income was recognized in the third quarter of 2015 compared to the corresponding period in 2014.

•	Selling expenses for the third quarter of 2015 were US$1.0 million, compared with US$0.2 million in the corresponding period of 2014.

•	G&A expenses for the third quarter of 2015 were US$1.4 million, a 33.9% decrease from the corresponding period in 2014, primarily due to decreased legal fees.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received US$6.2 million in government subsidies in the third quarter of 2015, compared to US$1.6 million in the corresponding period in 2014.

•	Internet Finance Business

Operating costs and expenses represent the Company’s expenses in human resources, marketing and internet infrastructure, as well as other expenses incurred in promoting the Company’s internet finance business. Operating costs and expenses for the third quarter of 2015 were US$8.8 million, primarily consisting of compensation and benefits of US$5.1 million, selling expenses of US$1.1 million, G&A expenses of US$1.9 million and other operating expenses of US$0.7 million.

Operating Margin

Operating margin for the third quarter of 2015 was 33.9%, as compared to 36.4% for the corresponding period in 2014.

•	Wealth Management Business

Operating margin for the third quarter of 2015 was 31.2%, compared to 39.1% for the corresponding period in 2014. The decrease was mainly due to higher growth rate of operating costs and expenses compared to the growth rate of net revenues in the third quarter of 2015.

•	Asset Management Business

Operating margin increased to 75.9% for the third quarter of 2015 from 56.1% for the corresponding period in 2014. The increase was primarily due to the increase of revenues in the third quarter of 2015, compared to the corresponding period in 2014.

•	Internet Finance Business

Operating loss for the third quarter of 2015 was US$6.3 million compared with US$3.8 million for the corresponding period of the prior year.

Income Tax Expenses

Income tax expenses for the third quarter of 2015 were US$6.2 million, a 4.9% increase from the corresponding period in 2014. The increase was primarily due to higher taxable income.

Net Income

•	Net Income

•	Net income attributable to Noah shareholders for the third quarter of 2015 was US$23.9 million, a 33.7% increase from the corresponding period in 2014.

•	Net margin for the third quarter of 2015 was 29.2%, as compared to 29.8% for the corresponding period in 2014.

•	Net income per basic and diluted ADS for the third quarter of 2015 was US$0.43 and US$0.41, respectively, as compared to US$0.32 and US$0.32, respectively, for the corresponding period in 2014.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the third quarter of 2015 was US$26.2 million, a 34.8% increase from the corresponding period in 2014.

•	Non-GAAP net margin for the third quarter of 2015 was 31.8%, as compared to 31.0% for the corresponding period in 2014.

•	Non-GAAP net income per diluted ADS for the third quarter of 2015 was US$0.44, as compared to US$0.34 for the corresponding period in 2014.

Balance Sheet and Cash Flow

As of September 30, 2015, the Company had US$281.4 million in cash and cash equivalents, compared to US$258.5 million as of September 30, 2014 and US$251.9 million as of June 30, 2015.

Cash inflow from the Company’s operating activities during the third quarter of 2015 was US$64.2 million, an increase from US$16.9 million in the second quarter of 2015, mainly due to the impact from the increase in accrual for compensation and benefits, and income tax payables.

Cash outflow from the Company’s investing activities during the third quarter of 2015 was US$28.8 million, a decrease from US$41.0 million in the second quarter of 2015, primarily due to a decrease in investments in short-term investments.

Cash outflow from the Company’s financing activities for the third quarter of 2015 was US$1.6 million, due to share repurchases of $7.0 million, which was partially offset by cash inflow from a minority shareholder investment of $5.3 million.

On July 8, 2015, the Company’s board of directors authorized a share repurchase program of up to US$50 million worth of its issued and outstanding ADSs over the course of one year. As of September 30, 2015, the Company has repurchased 356,515 ADSs for approximately US$7.0 million under this program, inclusive of transaction charges.

2015 FORECAST

The Company reiterates its estimate that non-GAAP net income attributable to Noah shareholders for the full year 2015 is expected to be in the range of US$90.0 million to US$95.0 million, an increase of 15.9% to 22.3% compared to the full year 2014. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALLS

Senior management will host two conference calls to discuss the Company’s third quarter unaudited financial results and recent business activities, one in English and one in Mandarin Chinese.

The conference calls may be accessed with the following details:

English language conference call

Date/Time	Monday, November 16, 2015 at 8:00 p.m., U.S. Eastern Time Tuesday, November 17, 2015 at 9:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	+1-888-346-8982
- Mainland China Toll Free	4001-201203
- Hong Kong Toll Free	800-905-945
- International	+1-412-902-4272
Conference Title	Noah Holdings Limited Third Quarter 2015 Earnings Call
Participant Password	Noah Holdings

A telephone replay will be available starting 1 hour after the end of the conference call until November 23, 2015 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10075604.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

Chinese language conference call

Date/Time	Monday, November 16, 2015 at 9:30 p.m., U.S. Eastern Time Tuesday, November 17, 2015 at 10:30 a.m., Hong Kong Time
Dial in details
- Mainland China	400-681-0220
- Hong Kong Toll Free	800-968-112
- International	+86-23-86829200
Conference Title	Noah Holdings Limited Third Quarter 2015 Earnings Call (Chinese Language)
Participant Password	34319372#

A telephone replay will be available starting 1 hour after the end of the conference call until November 23, 2015 at 400 681 0221 (Mainland China) or +86 23 8682 9250 (International). The conference reference number is 223450, and the replay password is 50762573.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. In the third quarter of 2015, Noah distributed over US$4.1 billion of wealth management products. As of September 30, 2015, Noah had assets under management of US$12.1 billion.

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also develops and manages financial products denominated in both Renminbi and U.S. dollar, covering real estate funds and funds of funds, including private equity funds, real estate funds, hedge funds and fixed income funds through Gopher Asset Management. In addition, in the third quarter of 2014, the Company launched a proprietary internet finance platform to provide financial products and services to white-collar professionals and enterprise clients in China. Noah delivers customized financial solutions to clients through a network of 1,038 relationship managers across 130 branches and sub-branches in 65 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 88,663 registered clients as of September 30, 2015.

Noah has won numerous awards and recognition, including top 5 in Fortune’s list of Fastest-Growing Companies in 2015, Forbes’ Best Potential Business in China award in 2015, STCN’s Best Third Party Wealth Management Company award in 2014, Hurun Report’s Popular Independent Wealth Management Institution award in 2013 and 2014, and Deloitte’s Technology Fast 500 Asia Pacific award in 2013.

For more information please visit Noah at www.noahwm.com.

Foreign Currency Translation

This release contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”). Assets and liabilities are translated at the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2015, which was US$1.00 to RMB6.3556. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average of the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board for the three months ended September 30, 2015, which was US$1.00 to RMB6.3015. Translation adjustments are reported as cumulative translation adjustments and are a separate component of other comprehensive income. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at that rate or any other rate.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2015 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Noah Holdings Limited

Luyao Ye

Noah Holdings Limited

Tel: +86-21-3860-2308

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	June 30, 2015	September 30, 2015
	$	$
Assets
Current assets:
Cash and cash equivalents	251,883,093	281,398,738
Restricted cash	161,290	157,342
Short-term investments	133,088,055	115,236,123
Accounts receivable, net of allowance for doubtful accounts of nil at June 30, 2015 and September 30, 2015	34,349,714	22,389,805
Loans receivable	9,958,993	15,956,866
Deferred tax assets	3,524,609	3,440,242
Amounts due from related parties	35,040,481	44,197,207
Other current assets	14,691,017	7,959,828

Total current assets	482,697,252	490,736,151

Long-term investments	25,970,160	31,311,220
Investment in affiliates	43,631,358	48,887,089
Property and equipment, net	17,521,403	21,999,357
Non-current deferred tax assets	2,186,726	2,124,222
Other non-current assets	2,447,791	2,517,619

Total Assets	574,454,690	597,575,658

Liabilities and Equity

Current liabilities:
Accrued payroll and welfare expenses	51,241,141	55,436,845
Income tax payable	10,174,139	13,552,684
Amounts due to related parties	252	490,917
Deferred revenues	16,994,631	14,747,973
Other current liabilities	39,296,687	38,702,701

Total current liabilities	117,706,850	122,931,120

Non-current uncertain tax position liabilities	1,794,215	1,769,245
Convertible notes	80,000,000	80,000,000
Other non-current liabilities	7,921,589	9,872,545

Total Liabilities	207,422,654	214,572,910

Equity	367,032,036	383,002,748

Total Liabilities and Equity	574,454,690	597,575,658

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30,	September 30,
	2014	2015	Change
	$	$
Revenues:
Third-party revenues
One-time commissions	21,135,919	8,957,670	(57.6%)
Recurring service fees	12,883,079	16,674,855	29.4%
Performance-based income	1,993,269	6,688,687	235.6%
Other service fees	773,121	3,915,940	406.5%

Total third-party revenues	36,785,388	36,237,152	(1.5%)
Related party revenues
One-time commissions	5,425,115	21,068,446	288.4%
Recurring service fees	23,932,765	26,694,415	11.5%
Performance-based income	248,344	3,394,044	1266.7%
Other service fees	117,773	—	(100%)

Total related party revenues	29,723,997	51,156,905	72.1%
Total revenues	66,509,385	87,394,057	31.4%
Less: business taxes and related surcharges	(3,616,959)	(4,764,459)	31.7%

Net revenues	62,892,426	82,629,598	31.4%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(12,940,397)	(21,479,838)	66.0%
Performance fee compensation	—	(1,546,174)	—
Other compensation	(17,010,925)	(24,052,008)	41.4%

Total compensation and benefits	(29,951,322)	(47,078,020)	57.2%
Selling expenses	(5,803,016)	(11,938,852)	105.7%
General and administrative expenses	(5,913,091)	(6,239,296)	5.5%
Other operating expenses	(1,524,943)	(3,226,739)	111.6%
Government subsidies	3,171,460	13,830,131	336.1%

Total operating costs and expenses	(40,020,912)	(54,652,776)	36.6%

Income from operations	22,871,514	27,976,822	22.3%

Other income:
Interest income	1,894,561	1,613,320	(14.8%)
Interest expenses	—	(706,753)	—
Investment income	584,770	977,668	67.2%
Other income	(1,883,864)	(295,361)	(84.3%)

Total other income	595,467	1,588,874	166.8%

Income before taxes and loss from equity in affiliates	23,466,981	29,565,696	26.0%
Income tax expense	(5,865,157)	(6,153,088)	4.9%
Income from equity in affiliates	1,162,466	720,061	(38.1%)

Net income	18,764,290	24,132,669	28.6%
Less: net income attributable to non-controlling Interests	859,002	191,801	(77.7%)

Net income attributable to Noah shareholders	17,905,288	23,940,868	33.7%

Income per ADS, basic	0.32	0.43	34.4%
Income per ADS, diluted	0.32	0.41	28.1%
Margin analysis:
Operating margin	36.4%	33.9%	(6.9%)
Net margin	29.8%	29.2%	(2.1%)
Weighted average ADS equivalent: [1]
Basic	55,825,466	56,230,450	0.7%
Diluted	56,489,300	60,193,378	6.6%
ADS equivalent outstanding at end of period	55,956,509	56,021,823	0.1%

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In U.S. dollars)

(unaudited)

	Three months ended
	September 30, 2014	September 30, 2015	Change
	$	$
Net income	18,764,290	24,132,669	28.6%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	3,015,916	(8,917,687)	(395.7%)
Fair value fluctuation of available for sale investment (after tax)	357,449	216,988	(39.3%)

Comprehensive income	22,137,655	15,431,970	(30.3%)
Less: Comprehensive income (loss) attributable to non-controlling interests	954,374	(393,383)	(141.2%)

Comprehensive income attributable to Noah shareholders	21,183,281	15,825,353	(25.3%)

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2014	September 30, 2015	Change
Number of registered clients	66,069	88,663	34.2%
Number of relationship managers	775	1,038	33.9%
Number of cities	60	65	8.3%

	Three months ended
	September 30, 2014	September 30, 2015	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,091	4,014	(1.9%)
Transaction value:
Fixed income products	9,912	7,553	(23.8%)
Private equity fund products	1,817	10,257	464.5%
Secondary market equity fund products	5,581	4,076	(27.0%)
Other products, including mutual fund products, and insurance products	1,069	4,173	290.4%
Total transaction value	18,379	26,058	41.8%
Average transaction value per client	4.49	6.49	44.5%

Noah Holdings Limited

Segment Condensed Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended September 30, 2014
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	$	$	$	$
Revenues:
Third-party revenues
One-time commissions	21,135,919	—	—	21,135,919
Recurring service fees	9,710,207	3,172,872	—	12,883,079
Performance-based income	—	1,993,269	—	1,993,269
Other service fees	224,232	—	548,889	773,121

Total third-party revenues	31,070,358	5,166,141	548,889	36,785,388

Related party revenues
One-time commissions	5,425,115	—	—	5,425,115
Recurring service fees	14,554,148	9,378,617	—	23,932,765
Performance-based income	248,344	—	—	248,344
Other service fees	8,934	—	108,839	117,773

Total related party revenues	20,236,541	9,378,617	108,839	29,723,997

Total revenues	51,306,899	14,544,758	657,728	66,509,385
Less: business taxes and related surcharges	(2,870,527)	(710,701)	(35,731)	(3,616,959)

Net revenues	48,436,372	13,834,057	621,997	62,892,426

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(12,902,151)	(38,246)	—	(12,940,397)
Performance Fee Compensation	—	—	—	—
Other compensation	(8,454,520)	(5,261,573)	(3,294,832)	(17,010,925)

Total compensation and benefits	(21,356,671)	(5,299,819)	(3,294,832)	(29,951,322)
Selling expenses	(5,538,385)	(235,222)	(29,409)	(5,803,016)
General and administrative expenses	(2,866,978)	(2,067,324)	(978,789)	(5,913,091)
Other operating expenses	(1,323,262)	(41,524)	(160,157)	(1,524,943)
Government subsidies	1,595,710	1,571,360	4,390	3,171,460

Total operating costs and expenses	(29,489,586)	(6,072,529)	(4,458,797)	(40,020,912)

Income from operations	18,946,786	7,761,528	(3,836,800)	22,871,514

Noah Holdings Limited

Segment Condensed Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended September 30, 2015
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	$	$	$	$
Revenues:
Third-party revenues
One-time commissions	8,929,502	28,168	—	8,957,670
Recurring service fees	13,280,899	3,393,956	—	16,674,855
Performance-based income	5,716,232	972,455	—	6,688,687
Other service fees	1,344,891	—	2,571,049	3,915,940

Total third-party revenues	29,271,524	4,394,579	2,571,049	36,237,152

Related party revenues
One-time commissions	20,622,475	445,971	—	21,068,446
Recurring service fees	13,086,369	13,608,046	—	26,694,415
Performance-based income	—	3,394,044	—	3,394,044
Other service fees	—	—	—	—

Total related party revenues	33,708,844	17,448,061	—	51,156,905

Total revenues	62,980,368	21,842,640	2,571,049	87,394,057
Less: business taxes and related surcharges	(3,698,754)	(1,011,422)	(54,283)	(4,764,459)

Net revenues	59,281,614	20,831,218	2,516,766	82,629,598

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(20,875,619)	(226,190)	(378,029)	(21,479,838)
Performance fee compensation	—	(1,546,174)	—	(1,546,174)
Other compensation	(13,204,223)	(6,082,516)	(4,765,269)	(24,052,008)

Total compensation and benefits	(34,079,842)	(7,854,880)	(5,143,298)	(47,078,020)

Selling expenses	(9,791,930)	(1,040,445)	(1,106,477)	(11,938,852)
General and administrative expenses	(2,939,408)	(1,365,859)	(1,934,029)	(6,239,296)
Other operating expenses	(1,620,123)	(940,630)	(665,986)	(3,226,739)
Government subsidies	7,643,458	6,186,673	—	13,830,131

Total operating costs and expenses	(40,787,845)	(5,015,141)	(8,849,790)	(54,652,776)

Income from operations	18,493,769	15,816,077	(6,333,024)	27,976,822

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	September 30, 2014	September 30, 2015	Change
	$	$
Net margin	29.8%	29.2%	(2.1%)
Adjusted net margin (non-GAAP)*	32.3%	32.0%	(1.0%)
Net income attributable to Noah shareholders	17,905,288	23,940,868	33.7%
Adjustment for share-based compensation related to:
Share options	519,324	995,361	91.7%
Restricted shares	1,046,438	1,309,308	25.1%
Adjusted net income attributable to Noah Shareholders (non-GAAP)*	19,471,050	26,245,537	34.8%
Net income attributable to Noah shareholders per ADS, diluted	0.32	0.41	28.1%
Adjusted net income attributable to Noah shareholders per ADS, diluted (non-GAAP)*	0.34	0.44	29.4%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.